Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Three Months Ended March 31,
	2013	2012
Earnings:
Income before income taxes	$1,462	$1,245
Add:
Interest and other fixed charges, excluding capitalized interest	24	15
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	50
Distributed income of investees accounted for under the equity method	2	2
Less:
Equity in earnings of investments accounted for under the equity method	2	3
Total earnings available for fixed charges	$1,533	$1,309
Fixed charges:
Interest and fixed charges	$31	$21
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	47	50
Total fixed charges	$78	$71
Ratio of earnings to fixed charges	19.65x	18.44x

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